Exhibit 99.1

Press release

Biophytis presents Sarconeos (BIO101) Development Program
in Sarcopenia at the 12th annual International Conference on
Frailty and Sarcopenia Research (ICFSR) in Boston
April 20-22, 2022

Paris, France, Cambridge (Massachusetts, United States), April 19th, 2022 – 8am CET - Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today announces it will present and discuss the results of Sarconeos (BIO101) development program in Sarcopenia at the 12th annual International Conference on Frailty and Sarcopenia Research (ICFSR) to be held virtually and on site in Boston from April 20 to April 22, 2022.

ICFSR is the key international scientific event on Frailty and Sarcopenia and is attended by leading researchers, physicians and Biotech/Pharma in this field. On Friday 22, April, Cendrine Tourette, PhD (SARA Project Leader) and Pr. Jean Mariani, MD, PhD (Board Director) will give an oral presentation on the results of the Phase 2 SARA-INT trial for the treatment of Sarcopenia.

About SARA development program

•	Major operational milestones achieved during 2021 as regards to our Phase 2 SARA-INT trial for the treatment of Sarcopenia:

✓	On October 4th, the Company announced full results of the study: Sarconeos (BIO101) at the highest dose of 350 mg bid showed an increase of 0.09 meter per second (m/s) in the FAS population and of 0.10 m/s in the PP population compared to placebo in observed data, for the 400MWT in gait speed, after 6 months of treatment in observed data. The Minimal Clinically Important Difference (MCID) for the 400MWT in sarcopenia is 0.1 m/s.

✓	The product also showed a very good safety profile at the doses of 175 mg bid and of 350 mg bid with no Serious Adverse Events (SAE) related to the product.

•	2022 outlook and perspectives for the SARA program in Sarcopenia:

✓	Following the first meeting with the FDA in January 2022, a second meeting is planned in Q3 2022 to discuss the SARA development plan including the Phase 2-3 protocol. The objective is to have a FPI (First patient In) for this new study at the end of H2 2022.

✓	We also plan to have discussions with EMA during H2 2022, in order to obtain scientific advice on the Phase 2 results and the progression toward a Phase 2-3.

✓	These plans remain subject to regulatory authorizations and procedures, any delays in patient recruitment or retention, interruptions in sourcing or supply chain, and to COVID-19-related delays.

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Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally,) just achieved its phase 2 development as a treatment for sarcopenia in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The company is based in Paris, France, and Cambridge, Massachusetts. The company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADS (American Depositary Shares) are listed on Nasdaq (Ticker BPTS – ISIN: US09076G1040).

For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risks and uncertainties the Company is to face" section from the Company's 2021 Full Year Report and as exposed in the “Risks Factors” section of form 20-F as well as other forms to be filed respectively with AMF and with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau, CFO

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr – +33 6 18 07 83 27

Agathe Boggio : agathe.boggio@taddeo.fr – +33 7 62 77 69 42